Exhibit (a)(13)

EFiled: Aug 22 2007 5:36PM EDT
Transaction ID 15425799
Case No. 3178

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

:

THE STATE-BOSTON RETIREMENT

SYSTEM, individually, and on behalf of all

those similarly situated,

Plaintiff,

v.

THOMAS D. BROWN, ROD

DAMMEYER, EDWARD M. GILES,

CHRISTOPHER M. GLEESON, THOMAS

M. GROGAN, MARK C. MILLER, JOHN

PATIENCE, JACK W. SCHULER, JAMES

R. WEERSING, and VENTANA

MEDICAL SYSTEMS, INC.,

Defendants.

: : : : : : : : : : : : : : : : :	C.A. No.

CLASS ACTION COMPLAINT

Plaintiff alleges on information and belief, except as to paragraph 2, which is alleged on knowledge, as follows:

1. This is an action on behalf of the public stockholders of Ventana Medical Systems, Inc. (“Ventana” or “Company”) asserting claims based on breaches of the Ventana Board of Directors’ fiduciary duties in their responses to the overtures for a negotiated purchase of the Company by Roche Holding AG (“Roche”). The Company and its Board of Directors (the “Board” or “Board of Directors” or “Ventana Board”) have taken defensive measures and repeatedly refused duly to consider acquisition proposals from Roche and its affiliates, including a two-step acquisition proposal made by Roche on June 25, 2007, which contemplates a first-step tender offer for Ventana stock priced at a clearly negotiable $75 per share in cash to be followed by a second-step merger at the same price (the “Roche Proposal”). The members of the Ventana Board must, as their fiduciary duties require, act to maximize value for the stockholders in connection with a sale of the Company.

THE PARTIES

2. Plaintiff the State-Boston Retirement System has owned shares of Ventana common stock throughout the entire relevant period.

3. Defendant Ventana is a Delaware corporation with its principal executive office at 1910 Innovation Park Drive, Tucson, Arizona, 85755. Ventana was incorporated in California in 1985 and reincorporated in Delaware in 1993. Ventana develops, manufactures and markets instrument-reagent systems that automate slide staining in anatomical pathology and drug discovery laboratories worldwide. In addition to instruments, the Company markets consumable products, including reagents and other accessories required to operate Ventana’s instruments.

4. Defendant Thomas D. Brown (“Brown”) has served as a director of Ventana since July 2004. Brown also serves on the Board of Quidel Corporation and is Vice Chairman of the Condell Medical Center. He is a retired Senior Vice President, President Diagnostics Division of Abbott Laboratories, which he joined in 1974 and where he held a number of management positions. Brown is a Class III director and member of the Compensation Committee.

5. Defendant Rod Dammeyer (“Dammeyer”) has served as a director of Ventana since August 2003. Dammeyer is also the President of CAC, a private company providing capital investment and management advisory services; a retired Vice Chairman of Anixter International; and a retired managing partner of corporate investments of Equity Group Investments. Dammeyer also serves as a director of Quidel Corporation, GATX Corporation and Stericycle, and he is a trustee of Van Kampen Investments and The Scripps Research Institute. He is a Class II director and Chairman of the Audit Committee.

6. Defendant Edward M. Giles (“Giles”) has served as a director of Ventana since September 1992. Giles is also Chairman of The Vertical Group, a venture capital investment firm, and a director of Metabolix and Tepha. Giles was previously President of F. Eberstadt & Co., a securities firm. Giles is a Class II director and member of the Audit Committee.

7. Defendant Christopher M. Gleeson (“Gleeson”) became President and Chief Executive Officer and a director of Ventana in May 1999. He joined Ventana in March 1999 as Executive Vice President and Chief Operating Officer. Prior to joining the Company, Gleeson was Senior Vice President of Bayer Diagnostics, General Manager of the U.S. Commercial Operations for Chiron Diagnostics and prior to that, the founder, owner and Managing Director of Australian Diagnostics Corporation, a leading diagnostics distributor in Australia. Gleeson is a Class II director.

8. Defendant Dr. Thomas M. Grogan (“Grogan”) is the founder, Chairman Emeritus, Chief Scientific Officer, Medical Director, Senior Vice President of Medical Affairs and a director of Ventana. He has served as a director since the founding of the

Company in June 1985 and was Chairman of the Board of Directors of Ventana from June 1985 to November 1995. He is also a professor of pathology at the University of Arizona, College of Medicine, where he has taught since 1979. Grogan is a Class III director.

9. Defendant Mark C. Miller (“Miller”) has served as a director of Ventana since January 2001. Miller is also the President and Chief Executive Officer and a director of Stericycle, Inc. Miller has also served as Vice President, Pacific/Asia/Africa for the International Division of Abbott Laboratories. Miller is a Class I director and member of the Compensation and Nominating & Governance Committees.

10. Defendant John Patience (“Patience”) has served as a director of Ventana since 1989 and as Vice Chairman since January 1999. Patience is also a partner in Crabtree Partners, a Chicago-based venture capital firm, and a director of Stericycle, Inc. Patience was previously a partner of a venture capital investment firm that provided the Company with its early funding. Patience was also previously a partner in the consulting firm of McKinsey & Co., which specializes in health care. Patience is a Class III director and member of the Compensation and Nominating & Governance Committees.

11. Defendant Jack W. Schuler (“Schuler”) has served as a director of Ventana since April 1991 and as Chairman of the Board of Directors since November 1995. Schuler is also Chairman of the Board of Directors of Stericycle, Inc., director of Quidel Corporation, Medtronic and ICOS, and a partner in Crabtree Partners, a Chicago-based venture capital firm. Schuler previously held various executive positions at Abbott Laboratories including President and Chief Operating Officer. Defendant Schuler is a Class III director, Chairman of the Nominating & Governance Committee and member of the Audit Committee.

12. Defendant James R. Weersing (“Weersing”) has served as a director of Ventana since October 1994. Weersing is also President of JRW Technology, a consulting firm, and a director of Enterix, Microlin, and Shunt Power. Weersing is a Class I director and Chairman of the Compensation Committee.

13. As Directors of the Company, the defendants referred to in paragraphs 4-12 above (collectively the “Individual Defendants”), are in a fiduciary relationship with the Company, Plaintiff and the public stockholders of Ventana, and owe the highest obligations of good faith, fair dealing, due care, loyalty and full and candid disclosure.

CLASS ACTION ALLEGATIONS

14. Plaintiff brings this case on its own behalf and as a class action, pursuant to Chancery Court Rule 23, on behalf of all holders of common stock of the Company, except defendants herein and their affiliates, who are threatened with injury arising from the Individual Defendants’ actions as are described more fully below (the “Class”).

15. This action is properly maintainable as a class action.

16. The Class is so numerous that joinder of all members is impracticable. The Company has thousands of shareholders who are scattered throughout the United States.

17. There are questions of law and fact common to the Class including, inter alia, whether:

a. The Individual Defendants have breached their fiduciary duties in responding to the expressions of interest to acquire the Company by Roche including by failing to inform themselves regarding the value of the Company in a fully negotiated transaction; and

b. Plaintiff and the other members of the Class are being and will continue to be injured by the wrongful conduct alleged herein and, if so, what is the proper remedy and/or measure of damages.

18. Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class, and Plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.

19. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class, which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

20. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class, as a whole, is appropriate.

SUBSTANTIVE ALLEGATIONS

The Ventana Board Refuses to Deal with Roche

21. Since January of 2007, Roche has attempted to engage Ventana’s management and Board in meaningful discussions focused on potential value maximizing transactions between the two companies. In refusing to even consider or entertain Roche’s overtures, the Ventana Board has breached its fiduciary duties by failing to negotiate with Roche in the face of a potential value maximizing transaction.

22. On January 11, 2007, Dr. Severin Schwan (“Schwan”), the Chief Executive Officer of Roche’s diagnostic’s division, invited Gleeson to a meeting to discuss potential transactions between Ventana and Roche. Gleeson agreed to meet with Schwan but stated he was not interested in discussing any transactions in which Ventana ceased to be an independent company.

23. On January 21, 2007, after hearing Roche’s proposal to make an equity investment in Ventana and the synergies that would be created by a strategic partnership or equity investment by Roche in Ventana, Gleeson sent Schwan an e-mail informing him that the Ventana Board of Directors was not interested in a transaction that would result in another company obtaining an equity position in Ventana.

24. On February 12, 2007, Dr. Franz Humer (“Humer”), the Chairman and Chief Executive Officer of Roche, sent a letter to Schuler which reiterated Roche’s interest in pursuing a business combination transaction with Ventana. Roche proposed to acquire a majority of Ventana shares for cash at a premium to market (including an appropriate control premium), with the Company continuing to be publicly traded and headquartered in Arizona.

25. In a letter dated March 6, 2007, Schuler indicated that the Ventana Board was not interested in pursuing a strategic transaction with Roche. By letter dated March 12, 2007, Humer expressed his disappointment with the Ventana Board’s decision and reiterated Roche’s continued desire to enter into a transaction with Ventana.

26. During the week of June 18, 2007, Humer requested a meeting with Schuler to discuss a new proposal. However, Schuler was unwilling to engage in, or agree to, any meaningful discussion concerning the proposal. After being blatantly rebuffed by Schuler, Humer sent a letter to Schuler and the Ventana Board, which expressed his disappointment that Schuler could not and would not agree to confirm a meeting that week or agree to get back to him with a specific time frame for a meeting. Humer proposed, on behalf of Roche, that Roche acquire all of the outstanding common stock of Ventana at a price of $75 per share. This price represented a 41% premium to Ventana’s closing price that day and a 40% premium to its all time high. Additionally, Humer stated that Roche contemplated the continued employment of management and other employees following the consummation of the transaction and expected to maintain the company’s headquarters in Arizona. Humer requested that Schuler or the Ventana Board respond no later than June 25, 2007 to discuss how to proceed.

27. On June 22, 2007, Humer sent an e-mail to Schuler informing Schuler that he intended on calling on the morning of June 25 to discuss the offer.

28. Later on June 22, 2007, Humer received a letter from Schuler, dated June 20, 2007, informing him that the Ventana Board would be meeting the following week to consider the proposal made by Roche. The letter also indicated that Ventana would notify Roche of the Board’s decision following the meeting.

29. As specified in his previous e-mail, on the morning of June 25, 2007, Humer called Schuler to discuss the Roche proposal but was told that Schuler was unavailable and would not be available.

Roche Announces the $75.00 Per Share Tender Offer

30. Schuler’s refusal to take Humer’s call and Ventana’s failure to enter into discussions with Roche left Roche with only one option — to make its offer public. Therefore, on June 25, 2007, after the market closed, Roche issued a press release publicly announcing its intention to commence a tender offer of $75 per share in cash to Ventana shareholders, which represented a 44.9% premium over Ventana’s closing share price of $51.74 as of June 25, 2007 (the “Roche Tender Offer”).

31. The press release also disclosed a letter, dated the same day, from Humer to Schuler and Ventana discussing Roche’s previous offer to buy the Company for $75 per share in cash (the “Humer Letter”). The letter reiterated Roche’s preference of negotiating a transaction with Ventana and advised the Ventana Board that if it was willing to engage in discussions, Roche and its advisors were ready to meet with Ventana’s representatives at any time to discuss this proposal and to answer any questions that the Board may have. It also stated that Roche “believe[d] that time [was] of the essence and [Roche was] prepared to move forward expeditiously by committing all necessary resources to complete a transaction promptly.” It then requested that the Board call Humer “as soon as possible” if Ventana was “interested in discussing a possible negotiated transaction.”

32. The Humer Letter states in part:

In light of your unwillingness to agree to meet for a discussion concerning a possible business combination between Ventana and Roche, or even to take my call today, we have decided to publicly disclose the proposal, made to you last week, to acquire all of the outstanding shares of Ventana at a price of $75 per share in cash. As noted in my previous letter, this price represents a substantial premium to Ventana’s current and historical market prices - a 44% premium to the closing price on June 22, a 39% premium to Ventana’s all-time high and a 55% premium to its three-month average. We believe that this is a compelling offer that your stockholders will find extremely attractive and hope that your board will take the opportunity to negotiate a transaction that will allow your shareholders to realize this substantial value.

For the past several months, Roche has attempted to engage Ventana’s management and board of directors in a discussion on the merits of a business combination transaction. Unfortunately, Ventana has been unwilling to engage in any meaningful dialogue on this matter.

33. Later, on June 25, 2007, Ventana Chief Financial Officer Larry Mehren said that the Ventana Board would review the Roche Proposal in due course. The Ventana Board’s response, however, merely paid lip service to its fiduciary duties.

34. On the day following the public announcement of the Roche Proposal, Ventana’s shares opened at $77.33, an increase of $25.59, or 50%, from the previous day’s close of $51.74.

35. On June 26, 2007, the Ventana Board recommended that shareholders take no action in response to the Roche Tender Offer. The Ventana Board stated it would review the Roche Tender Offer and make a recommendation to the public shareholders within 10 business days.

36. On June 27, 2007, Roche, through its specially created acquisition vehicle, Rocket Acquisition Corporation, formally commenced a public tender offer of $75 per share in cash or an aggregate of approximately $3 billion conditioned on, among other things, the tender of a majority of Ventana’s shares of common stock on a fully diluted basis.

37. On June 29, 2007, Roche and Rocket Acquisition Corporation filed a Verified Complaint for Declaratory and Injunctive Relief in the Delaware Court of Chancery against the Company and the members of the Board (the “Roche Complaint”). The Roche Complaint alleges that the members of Ventana’s Board have breached their fiduciary duties to the shareholders of the Company in connection with the offer. The Roche Complaint seeks declaratory relief that the defendant directors have breached their fiduciary duties and injunctive relief compelling the defendants to redeem the rights associated with Ventana’s Rights Agreement or to render the Rights Agreement inapplicable to the offer and the Merger and to approve the offer and second-step merger for purposes of 8 Del. C. § 203. The Roche Complaint further seeks to enjoin defendants from adopting any measure that has the effect of impeding, thwarting, frustrating or interfering with the offer or the merger.

38. Also, on June 29, 2007, the Rocket Acquisition Corporation filed a Complaint for declaratory judgment and injunctive relief in the United States District Court for the District of Arizona against the Company and the Attorney General of the State of Arizona alleging that Sections 10-2721 through 10-2727 and Sections 10-2741 through 10-2743 of the Arizona Revised Statutes are unconstitutional insofar as they purport to regulate certain target corporations (and tender offers for such target corporations), such as Ventana, which are incorporated under the laws of states other than the State of Arizona. That complaint seeks a declaration that those sections of the Arizona Revised Statutes are unconstitutional as applied to corporations incorporated under the laws of states other than the State of Arizona and a preliminary and permanent injunction enjoining the defendants from taking action to apply or enforce these sections of the Arizona Revised Statutes with respect to the Company and/or the Tender Offer. Rocket Acquisition Corporation also filed a Motion for Preliminary Injunction seeking to preclude the enforcement of these provisions of the Arizona Revised Statutes with respect to the Company and/or the Tender Offer.

39. On July 11, 2007, Ventana publicly announced the Board’s determination that the Roche Tender Offer was not in the best interest of the stockholders and recommended that the Company’s stockholders reject the Roche offer and not tender the shares. Ignoring the fact that the trading price increased nearly 50% after the announcement of the Roche Tender Offer, and further ignoring the Board’s refusal to negotiate towards an increased offer, Ventana stated as a reason for the Board’s rejection, “[t]he offer values Ventana at a price below recent trading levels.”

40. Despite the Company’s statement in the notes to its quarterly financial statements, filed on July 20, 2007, that “[w]e believe the future trading price of our common stock is likely to be volatile and could be subject to wide price fluctuations based on many factors, including uncertainty associated with the unsolicited offer by Roche,” the Board still refuses to discuss or negotiate any offer price with Roche.

41. On July 20, 2007, Defendant Gleeson confirmed Ventana’s unwillingness to negotiate in an earnings conference call with analysts. When asked by an analyst what amount Roche would have to offer before Ventana would even start discussions with it, Gleeson responded that he would not “speculate on that” but that “[w]e have said clearly that at $75 it is a nonstarter.” In complete opposite to his statement that the “Board understands its responsibilities... to its shareholders,” as illustrated by Gleeson’s comment, he and the other members of the Board continue to ignore their fiduciary duties to maximize value for the stockholders by refusing to even discuss the Roche Tender Offer.

42. On July 26, 2007, the Roche Tender Offer was extended until 5:00 p.m. New York City time Thursday, August 23, 2007.

43. Later, on July 26, 2007, Ventana issued a press release responding to the extension of the Roche Tender Offer, again without any negotiations or discussions with Roche, stating that “[t]he situation has not changed” and the “Board of Directors continues to believe that Roche’s bid is wholly inadequate.” Without mentioning the trading price of $51.74 per share before the Roche offer, Ventana stated that “[n]ot only is the offer significantly below our current market price, it does not even come close to reflecting the intrinsic value of the Company.”

44. On August 21, 2007, Roche announced it was extending the Roche Tender Offer until 5:00 p.m. New York City time, Thursday, September 20, 2007.

45. That same evening, less than one hour after the extension of the Roche Tender Offer was announced, Ventana issued a press release responding to the extension. Ventana’s hasty response stated: “We remain steadfast in our position that Roche’s offer is wholly inadequate and our Board of Directors continues to recommend that stockholders not tender any of their shares.”

46. Furthermore, on August 22, 2007 it was announced that the United States District Court for the District of Arizona issued a preliminary injunction barring Ventana from invoking the Arizona anti-takeover provisions in its efforts to fend of the Roche Tender Offer.

47. The Ventana Board continues to breach its fiduciary duties of care and loyalty by failing to discuss a potential value maximizing transaction with Roche. Throughout the entire process Roche has made it clear that the $75 per share offer is a starting point and would be willing to offer more following engaging in due diligence. As recently as July 11, 2007, in a letter to Defendants Schuler, Humer stated:

In the absence of such negotiations, our judgment about Ventana’s value and potential has been based solely on publicly available information. To the extent you believe that Ventana has additional information that would support a valuation in excess of the offer, we would be willing to consider it in a negotiation with you.

48. The fact that Humer remained willing to negotiate a transaction and willing to conduct due diligence in order to ensure its offer was not was not mentioned in Ventana’s July 11 recommendation that the Roche stockholders reject the offer.

The Poison Pill and Other Defensive Mechanisms

49. On March 9, 1998, the Ventana Board, without a shareholder vote, adopted a Preferred Share Rights Agreement (“Rights Agreement”), which is currently slated to expire on March 9, 2008. The purpose of the Rights Agreement is to cause substantial dilution to a person or entity attempting a hostile takeover of Ventana, by significantly increasing the price that a person or entity would have to pay to complete the acquisition. The Rights Agreement by its terms prevents a stockholder from acquiring an excess of 20% of Ventana stock without the approval of the Board.

50. Under the Rights Agreement, the holder of each share of Ventana common stock outstanding as of the close of business on May 8, 1998 would receive a dividend of one Preferred Share Purchase Right (a “Right”). Under the Rights Agreement, each holder of a Right, other than the acquiring person, would be entitled to purchase one common share of Ventana at a price of $42.50. Each common share issued pursuant to a Right has a market value of $85. Each Right becomes exercisable on the earlier of: (1) ten days following the first date of a public announcement by the Company or an acquiring person that an acquiring person has become a beneficial owner of 20% or more of the outstanding common shares, or (2) ten business days following the commencement of or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in a person or group becoming an acquiring person.

51. Furthermore, unless the Ventana Board redeems the Rights, if the Company is acquired in a merger or other business combination, or 50% of the Company’s assets or earning power are sold, the holder of a Right, not beneficially owned by the acquiring person, will be able to receive shares of common stock of the acquiring company at a 50% discount.

52. Additionally, the Roche Tender Offer is presently precluded by 8 Del. C. § 203. DGCL § 203 was created to prevent coercive and inadequate tender offers. Under DGCL § 203, if a person acquires 15% or more of a corporation’s voting stock that person may not engage in a “business combination” with a corporation for a three year period unless:

(i)	prior to the 15% acquisition, the Board of Directors of the corporation has approved either the business combination or the share acquisition resulting in the stockholder becoming an interested stockholder;

(ii)	the interested stockholder acquires 85% of the corporation’s voting stock in the same transaction in which it crosses the 15% threshold; or

(iii)	at or subsequent to the 15% acquisition, the business combination is approved by the Board of Directors of the corporation and authorized by an Annual or Special Meeting of the stockholders (and not by written consent), by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

53. Furthermore, Ventana’s Board of Directors is divided into three classes, Class I, Class II and Class III with each Class serving staggered three year terms. There are currently two Class I directors who will be up for re-election in 2009. There are currently three Class II directors who were recently elected at the May 23, 2007 Annual Meeting. The Class II directors will not be up for re-election until 2010. Currently, there are four Class III directors who will be up for re-election in 2008. The effect of the staggered Board is to require a potential acquirer to wait two years before taking full control of the Ventana Board, and further serves to entrench the current Board and impede hostile measures to remove the Board through proxy solicitations or tender offers. Given the continued expressions of interest in negotiating a value maximizing transaction by Roche, the Individual Defendants have breached their duties to the public stockholders by failing to explore and evaluate alternatives to maximize shareholder value. As such, the Individual Defendants are in breach of their affirmative fiduciary duties to fully inform themselves regarding whether a proposed strategic alternative is in the best interest of Ventana’s public stockholders.

54. A fully negotiated transaction with Roche, or other bona fide offeror, would deliver higher value for the stockholders than hostile offers to acquire control. The classified Board structure, the Rights Agreement and § 203, if improperly used by the Ventana Board, will impede Roche’s willingness to increase the offer price to acquire stock held by public holders through a hostile route to obtain control. The Board is thus obligated to explore and negotiate the Roche Tender Offer and to use the Rights Agreement to obtain the highest offer in order to define what course is in the best interests of the public stockholders. If the individual defendants are truly committed to exploring an alternative, the Board cannot, consistent with its fiduciary duties and authority the DGCL, “just say no” based on the Board’s passive consideration of the Roche Tender Offer without discussions and negotiations.

55. The “just say no” defense is an unreasonable response given these circumstances. The alternative of a negotiated acquisition of the Company (whether with Roche or other bona fide offeror) would present the shareholders with an opportunity to realize the intrinsic value of the Company.

56. Plaintiff and other Class members are immediately threatened by the acts and transactions complained of herein, which have caused and will cause irreparable injury to them.

57. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class to the irreparable harm of the Class, as aforesaid.

58. Plaintiff and the other members of the Class have no adequate remedy at law.

COUNT I

BREACH OF FIDUCIARY DUTY BY ALL INDIVIDUAL DEFENDANTS

59. Plaintiff repeats and realleges each of the foregoing allegations.

60. By virtue of their positions as directors of Ventana, the Individual Defendants owe fiduciary duties of care and loyalty to Ventana and its stockholders. This requires the Individual Defendants to consider all shareholder value maximizing transactions in good faith; and base material decisions on adequate information and deliberation consistent with their duties of loyalty and care.

61. By engaging in the foregoing conduct, the Individual Defendants have breached their fiduciary duties of loyalty and care by, among other things, failing to act in the interest of Avaya’s stockholders.

62. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties and violate Delaware law to the detriment of Avaya and its stockholders.

63. Plaintiff has no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment as follows:

(a) declaring this to be a proper class action;

(b) ordering the Individual Defendants to affirmatively fulfill their fiduciary duties to Plaintiff and the other members of the Class by acting to undertake an appropriate evaluation of alternatives to maximize value for Ventana’s public stockholders including, but not limited to, the Roche Tender Offer;

(c) enjoining the Individual Defendants from taking any further action designed to frustrate any potential transaction that would maximize shareholder value including the Roche offer or an open auction, to obtain maximum value.

(d) ordering the Individual Defendants, jointly and severally, to account to Plaintiff and the other members of the Class for all damages suffered and to be suffered by them as a result of the wrongs complained of herein, including pre- and post-judgment interest;

(e) ordering the Individual Defendants to use the Rights Agreement properly and consistent with their fiduciary duties;

(f) awarding Plaintiff the costs and disbursements of this action including a reasonable allowance for Plaintiff’s attorney’s fees and experts’ fees and pre- and post- judgment interest; and

(g) granting such other and further relief as this Court may deem to be just and proper.

Dated: August 22, 2007	CHIMICLES & TIKELLIS LLP

/s/ Illegible
Pamela S. Tikellis (#2172) Robert J. Kriner, Jr. (#2546) A. Zachary Naylor (#4439) Scott M. Tucker (#4925) One Rodney Square P.O. Box 1035 Wilmington, Delaware 19899 (302) 656-2500

Attorneys for Plaintiff The Boston

Retirement System

OF COUNSEL

LABATON SUCHAROW & RUDOFF LLP

Christopher J. Keller

100 Park Avenue

New York, New York 10017-5563

(212) 907-0700